FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2004 and Ending December 31, 2004
to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

Energy East Management Corporation

A Subsidiary Service Company

Date of Incorporation:  March 11, 1999

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:

52 Farm View Drive
New Gloucester, Maine 04260

Name, title, and address of officer to whom
correspondence concerning this report should be addressed:

Robert E. Rude
Vice President and Controller
52 Farm View Drive
New Gloucester, ME 04260

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Energy East Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1.

Time of Filing.

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule ii, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies.

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

Period Covered by Report.

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format.

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.

Money Amounts Displayed.

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).
7.

Major Amendments or Corrections.

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions.

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation.

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed.

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	REF SCHED	AS OF DECEMBER 31
			2004 Current	2003 Prior
	SERVICE COMPANY PROPERTY
101	Service company property, at cost	II	$1,174	$2,065
107	Construction work in progress	II	-	-

	Total Property		1,174	2,065
108	Less accumulated provision for depreciation and amortization of service company property
		III	437	316

	Net Service Company Property		737	1,749
	INVESTMENTS
123	Investments in associate companies	IV	-	-
124	Other investments	IV	-	-

	Total Investments		-	-
	CURRENT AND ACCRUED ASSETS
131	Cash		9,435	13,907
134	Special deposits		-	-
135	Working funds		-	-
136	Temporary cash investments	IV	-	-
141	Notes receivable		-	-
143	Accounts receivable		-	-
144	Accumulated provision for uncollectible accounts		-	-
146	Accounts receivable from associate companies	V	22,259	37,020
152	Fuel stock expenses undistributed	VI	-	-
154	Materials and supplies		-	-
163	Stores expense undistributed	VII	-	-
165	Prepayments		-	221
174	Miscellaneous current and accrued assets	VIII	-	2,292

	Total Current and Accrued Assets		31,694	53,440
	DEFERRED DEBITS
181	Unamortized debt expense		-	-
184	Clearing accounts		-	-
186	Miscellaneous deferred debits	IX	10,701	2,112
188	Research, development, or demonstration expenditures
		X	-	-
190	Accumulated deferred income taxes		9,728	7,616

	Total Deferred Debits		20,429	9,728

	TOTAL ASSETS AND OTHER DEBITS		$52,860	$64,917

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
(thousands of dollars)

		REF
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	SCHED	AS OF DECEMBER 31
			2004	2003
			Current	Prior
	PROPRIETARY CAPITAL
201	Common stock issued	XI	-	-
211	Miscellaneous paid-in-capital	XI	$11,067	$28,902
215	Appropriated retained earnings	XI	-	-
216	Unappropriated retained earnings	XI	-	-

	Total Proprietary Capital		11,067	28,902
	LONG-TERM DEBT
223	Advances from associate companies	XII	-	-
224	Other long-term debt	XII	-	-
225	Unamortized premium on long-term debt		-	-
226	Unamortized discount on long term debt - debit		-	-

	Total Long-Term Debt		-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		-	-
232	Accounts payable		3,165	3,182
233	Notes payable to associate companies	XIII	-	-
234	Accounts payable to associate companies	XIII	1,383	14,942
236	Taxes accrued		3,098	-
237	Interest accrued		78	-
238	Dividends declared		-	-
241	Tax collections payable		-	-
242	Miscellaneous current and accrued liabilities	XIII	13,787	9,842

	Total Current and Accrued Liabilities		21,511	27,966
	DEFERRED CREDITS
253	Other deferred credits		20,282	8,049
255	Accumulated deferred investment tax credits		-	-

	Total Deferred Credits		20,282	8,049
282	ACCUMULATED DEFERRED INCOME TAXES		-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL
			$52,860	$64,917

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands of dollars)

		BALANCE AT BEGINNING		RETIREMENT	OTHER CHANGES	BALANCE AT CLOSE
ACCOUNT	DESCRIPTION	OF YEAR	ADDITIONS	OR SALES	(1)	OF YEAR
SERVICE COMPANY PROPERTY
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	$622	-	-	$(259)	$363
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	1,443	$168	-	(800)	811
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-

	Subtotal	2,065	168	-	(1,059)	1,174
107	Construction work in progress (4)	-	-	-	-	-

	TOTAL	$2,065	$168	-	$(1,059)	$1,174

NOTES:

(1)   Provide an explanation of those changes considered material:

Transfer of assets to Utility Shared Service Corporation

(2)   Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

None

(3)   Describe Other Service Company Property:

None

(4)   Describe Construction Work in Progress:

None

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)

		BALANCE AT BEGINNING	ADDITIONS TO	RETIREMENTS	OTHER CHANGES	BALANCE AT CLOSE
ACCOUNT	DESCRIPTION	OF YEAR	ACCOUNT 403	OR SALES	(1)	OF YEAR
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	$42	-	$2	$40
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	$316	100	-	19	397
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-

	TOTAL	$316	$142	$-	$21	$437

NOTES

(1)   Provide an explanation of those changes considered material:

None

SCHEDULE IV - INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	Investment in associate companies	-	-
124	Other investments	-	-
136	Temporary cash investments	-	-

	TOTAL	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT BEGINNING	BALANCE AT CLOSE
	OF YEAR	OF YEAR
DESCRIPTION
Operations
Energy East Corporation	$4,811	$3,657
New York State Electric & Gas Corporation	14,153	7,962
Rochester Gas and Electric Corporation	5,877	2,831
Utility Shared Services	-	219
Energetix, Inc.	100	163
Griffith Oil Co., Inc.	(41)	-
The Southern Connecticut Gas Company	1,656	1,248
CNE Energy Services Group	9	28
Central Maine Power Company	6,599	3,326
The Union Water-Power Company	134	92
MaineCom Services	1	7
Connecticut Natural Gas Corporation	2,880	2,153
TEN Companies, Inc.	129	108
The Berkshire Gas Company	194	212
The Energy Network, Inc.	454	149
Energy East Solutions, Inc.	11	59
Cayuga Energy, Inc.	4	13
Energy East Telecom	1	1
Energy East Enterprises, Inc.	-	15
New Hampshire Gas Corporation	-	3
Maine Natural Gas Corporation	6	9
Seneca Lake Storage	2	-
Energy East Management Corporation	17	-1
Maine Electric Power Co., Inc	24	2
Chester	-	2
Central Securities Corporation	-	1

TOTAL	$37,020	$22,259

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

	The Berkshire Gas Company	Central Maine Power Company	CNE Energy Services Group	Connecticut Natural Gas Corp	Energy East Corporation	Energy East Enterprises	Energetix	The Energy Network Inc.	Carthage	Utility Shared Services	MEPCO	Chester
Type of Billing
Insurance-Airplane	-	-	-	-	$68	-	-	-	-	-	-	-
Insurance-Business Travel Premium	$1	$5	-	-	-	-	-	-	-	-	-	-
Insurance-D&O	-	-	-	-	176	-	-	-	-	-	-	-
Insurance-Excise Tax	-	27	$3	$21	-	-	$5	$10	-	-	-	-
Insurance-Auto	79	-	-	-	-	-	1	-	-	-	-	-
Insurance-Broker Fees	19	50	1	38	144	$1	4	7	$7	-	-	-
Insurance-Bus. Owners Protection Pkg	-	-	-	-	1	-	-	-	-	-	-	-
Insurance-Business Travel	1	-	-	-	-	-	-	-	-	-	-	-
Insurance-Crime Premiums	2	21	-	6	-	-	1	-	-	$5	-	-
Insurance-Fiduciary	6	36	-	26	-	-	4	-	-	31	-	-
Insurance-General Liability/Property/Workers Comp	287	39	43	196	-	(1)	40	(175)	-	88	-	-
Insurance-Miscellaneous	(3)	(6)	(3)	86	-	-	-	-	-	-	-	-
Insurance-Property	33	376	56	201	-	-	-	-	-	-	-	-
Insurance-Railroad	-	9	-	-	-	-	-	-	-	-	-	-
Insurance-Terrorism Coverage	-	-	-	-	16	-	-	-	-	-	-	-
Legal	-	835	1	54	1	2	6	139	-	-	-	-
Membership/Dues-Moody's	-	17	-	-	-	-	-	-	-	-	-	-
Membership/Dues-AGA	17	-	-	111	-	-	-	-	-	-	-	-
Membership/Dues-EEI	-	173	-	-	-	-	-	-	-	-	-	-
PWC-2003 Benefit Plan Audit	13	41	-	39	-	-	-	-	-	-	-	-
PWC-Audit Fees	70	238	-	193	-	-	12	15	-	-	$3	$5
PWC-AUP Letter	-	-	-	-	-	-	-	-	-	-	-	-
PWC-Chapter 820 Report	-	15	-	-	-	-	-	-	-	-	-	-
PWC-Letter to Underwriter	-	-	-	-	26	-	-	-	-	-	-	-
PWC-SOX Billing	3	174	-	78	-	-	4	4	-	-	-	-
PWC-Tax Services	-	2	-	-	-	-	8	-	-	-	-	-
Other	1	-	-	4	-	-	-	-	-	-	-	-

TOTAL	$529	$2,052	$102	$1,053	$432	$2	$85	-	$7	$124	$3	$5

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

	MaineCom Services	New York State Electric & Gas	Rochester Gas & Electric Corp	The Southern Connecticut Gas	TEN Companies	Union Water Power	New Hampshire Gas Corporation	Maine Natural Gas Corp	Cayuga Energy	South Glens Falls	Grand Total
Type of Billing
Insurance-Airplane	-	-	-	-	-	-	-	-	-	-	$68
Insurance-Business Travel Premium	-	$11	$29	-	-	-	-	-	-	-	46
Insurance-D&O	-	-	-	-	-	-	-	-	-	-	176
Insurance-Excise Tax	-	97	60	$17	$8	$5	-	-	-	-	253
Insurance-Auto	-	1	-	-	12	-	-	$7	-	-	100
Insurance-Broker Fees	-	146	127	29	6	4	-	3	-	$24	610
Insurance-Bus. Owners Protection Pkg	-	-	-	-	-	-	-	2	-	-	3
Insurance-Business Travel	-	8	-	-	-	-	-	-	-	-	9
Insurance-Crime Premiums	-	45	26	6	-	-	-	1	-	-	113
Insurance-Fiduciary	-	256	153	29	3	5	1	1	-	-	552
Insurance-General Liability/Property/Workers Comp	$10	1,092	541	251	219	167	17	48	-	-	2,862
Insurance-Miscellaneous	-	(62)	(6)	40	-	-	-	-	-	-	46
Insurance-Property	-	494	1,148	97	108	-	-	-	$290	-	2,803
Insurance-Railroad	1	22	-	-	-	-	-	-	-	-	32
Insurance-Terrorism Coverage	-	-	-	-	-	-	-	-	-	-	16
Legal	-	3,142	3,005	182	-	2	-	-	-	-	7,369
Membership/Dues-Moody's	-	17	-	6	-	-	-	-	-	-	40
Membership/Dues-AGA	-	114	97	125	-	-	-	-	-	-	464
Membership/Dues-EEI	-	352	174	-	-	-	-	-	-	-	699
PWC-2003 Benefit Plan Audit	-	33	15	26	-	-	-	-	-	-	167
PWC-Audit Fees	-	350	217	182	-	10	-	-	-	-	1,295
PWC-AUP Letter	-	9	9	-	-	-	-	-	-	-	18
PWC-Chapter 820 Report	-	-	-	-	-	-	-	-	-	-	15
PWC-Letter to Underwriter	-	-	16	-	-	-	-	-	-	-	42
PWC-SOX Billing	-	499	263	75	1	2	-	-	-	-	1,103
PWC-Tax Services	-	-	7	-	-	-	-	-	-	-	17
Other	-	-	-	5	-	-	-	-	-	-	10

TOTAL	$11	$6,626	$5,881	$1,070	$357	$195	$18	$62	$290	$24	$18,928

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses Undistributed	-	-	-

TOTAL	-	-	-

Summary: None

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense Undistributed	-	-	-

TOTAL	-	-	-

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	Miscellaneous current and accrued assets and
	accrued taxes	$2,292	-

	TOTAL	$2,292	-

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	Intangible asset associated with nonqualified pension plans	$2,112	$10,701

	TOTAL	$2,112	$10,701

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	Research, development, or demonstration expenditures	-	-

	TOTAL	-	-

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT (Thousands)
201	Common Stock Issued	200	$.01	10	-

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT NUMBER	DESCRIPTION	AMOUNT (Thousands)
211	Miscellaneous Paid-In-Capital	$11,067
215	Appropriated Retained Earnings	-

	TOTAL	$11,067

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid. (thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	Unappropriated Retained Earnings	-			-

	TOTAL	-			-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associated companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate |Companies:					-			-
Account 224 - Other Long-Term Debt:					-			-

TOTAL					-			-

(1)   Give an explanation of deductions.

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to Associate Companies	-	-

TOTAL	-	-

Account 234 - Accounts Payable to Associate Companies
Energy East Corporation	$145	$-
New York State Electric & Gas Corporation	4,558	880
Rochester Gas and Electric Corporation	9,819	22
The Energy Network, Inc.	-	-
The Southern Connecticut Gas Company	13	130
Central Maine Power Company	357	14
Connecticut Natural Gas Corporation	29	286
Energy East Telecommunications, Inc.	-	-
Berkshire Gas Company	3	1
Utility Shared Services	-	50
Energy East Management Corporation Benefit Plan	18	-

TOTAL	$14,942	$1,383

Account 242 - Miscellaneous Current and Accrued Liabilities	$9,842	$13,787
Accrued Employee Expenses

TOTAL	$9,842	$13,787

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEPRECIATION

EE Management determines depreciation expense using the straight-line method. EE Management's depreciation accruals were equivalent to 12.5% of average depreciable property for 2004.

INCOME TAXES

Deferred income taxes reflect the effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amount recognized for tax purposes.

2.    COMMITMENTS

LEASES

EE Management has entered into operating lease agreements for various facilities including office space and computer equipment. Total payments on operating leases for 2004 were approximately $695,000. Estimated future minimum lease payments are $895,000 in 2005.

3.   EMPLOYEE PENSIONS AND BENEFITS

In 2003 EE Management employees transferring from other Energy East affiliate companies are covered by the pension plans of their originating company. The plans' actuary based on benefit obligations for active participants determines the allocation of such costs to EE Management. In January 2004, EE Management established a Cash Balance Retirement Benefit Plan for employees hired from outside of the Energy East affiliate companies. In 2004, EE Management also established a retirement health care plan that covers all of its employees. Employees continue to be covered by health and welfare plans and a supplemental executive retirement plan sponsored by EE Management Corporation.

EE Management's pension and benefit costs for 2004 is reflected in Schedule XVII.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XV - STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services Rendered to Associate Companies	$58,124	$70,045
458	Services Rendered to Nonassociate Companies	-	-
419	Other Interest Income	23	24
421	Miscellaneous Income or Loss	-	-

	TOTAL INCOME	$58,147	$70,069

	EXPENSE
920	Salaries and Wages	$24,058	$19,499
921	Office Supplies and Expenses	3,653	9,593
922	Administrative Expenses Transferred - Credit	-	-
923	Outside Services Employed	16,424	33,656
924	Property Insurance	-	-
925	Injuries and Damages	87	24
926	Employee Pensions and Benefits	5,736	3,982
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expenses	37	35
930.2	Miscellaneous General Expenses	1,859	863
931	Rents	695	767
932	Maintenance of Structures and Equipment	-	-
403, 404	Depreciation and Amortization Expense	142	93
408	Taxes Other Than Income Taxes	674	1,080
409	Income Taxes	4,640	2,730
410	Provision for Deferred Income Taxes	-	-
411	Provision for Deferred Income Taxes - Credit	(2,111)	(2,708)
411.5	Investment Tax Credit	-	-
426.1	Donations	1	15
426.5	Other Deductions	119	6
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	2,133	415
431	Other Interest Expense	-	19

	TOTAL EXPENSE	$58,147	$70,069

	NET INCOME OR (LOSS)	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands of dollars)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Energy East Corporation	$13,079	$2,445	$138	$15,662
Rochester Gas and Electric Corporation	2,449	6,817	324	9,590
Energetix, Inc.	20	440	27	487
New York State Electric & Gas Corporation	3,807	13,680	902	18,389
The Southern Connecticut Gas Company	557	2,064	127	2,748
CNE Energy Services Group	28	33	3	64
Central Securities	-	2	-	2
Chester	-	7	-	8
Central Maine Power Company	787	5,014	366	6,167
The Union Water-Power Company	257	222	35	514
MaineCom Services	1	4	-	5
Connecticut Natural Gas Corporation	604	2,162	134	2,900
TEN Companies, Inc.	29	164	14	207
The Berkshire Gas Company	85	455	34	574
Berkshire Propane, Inc.	3	-	-	3
Maine Electric Power Company	-	15	1	16
The Energy Network, Inc.	283	5	-	288
Energy East Solutions, Inc.	(10)	300	19	309
Energy East Telecommunications, Inc.	1	2	-	3
Cayuga Energy, Inc.	(15)	59	4	48
Energy East Enterprises, Inc.	75	-	-	75
New Hampshire Gas Corporation	7	11	1	19
Maine Natural Gas Corporation	4	36	3	43
Seneca Lake Storage, Inc.	3	-	-	3

TOTAL	$22,054	$33,937	$2,133	$58,124

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458
(thousands of dollars)

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
				-		-

TOTAL				-		-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE

		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	Salaries and wages	$9,559	$14,499	$24,058	-	-	-	$9,559	$14,499	$24,058
921	Office supplies and expenses	1,584	2,069	3,653	-	-	-	1,584	2,069	3,653
922	Administrative expense transferred - credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	4,926	11,498	16,424	-	-	-	4,926	11,498	16,424
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	-	87	87	-	-	-	-	87	87
926	Employee pensions and benefits	1,942	3,794	5,736	-	-	-	1,942	3,794	5,736
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General advertising expenses	37	-	37	-	-	-	37	-	37
930.2	Miscellaneous general expenses	969	890	1,859	-	-	-	969	890	1,859
931	Rents	445	250	695	-	-	-	445	250	695
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	-	-
403, 404	Depreciation and amortization expense	-	142	142	-	-	-	-	142	142
408	Taxes other than income taxes	-	-	-	-	-	-	-	-	-
409	Income taxes	-	674	674	-	-	-	-	674	674
410	Provision for deferred income taxes	2,491	2,149	4,640	-	-	-	2,491	2,149	4,640
411	Provision for deferred income taxes - credit	-	(2,111)	(2,111)	-	-	-	-	(2,111)	(2,111)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	1	-	1	-	-	-	1	-	1
426.5	Other deductions	100	19	119	-	-	-	100	19	119
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	2,133	2,133	-	-	-	-	2,133	2,133
431	Other interest expense	-	-	-	-	-	-	-	-	-

	Total	$22,059	$36,088	$58,147	-	-	-	$22,059	$36,088	$58,147

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TOTAL AMOUNT	EXECUTIVE	GENERAL COUNSEL	CONTROLLER

920	Salaries and wages	$24,058	$12,053	$223	$2,821
921	Office supplies and expenses	3,653	430	126	346
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	16,424	187	1,704	3,516
924	Property insurance	-	-	-	-
925	Injuries and damages	87	19	3	4
926	Employee pensions and benefits	5,736	4,470	41	443
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	37	37	-	-
930.2	Miscellaneous general expenses	1,859	596	8	80
931	Rents	695	(2)	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	142	32	5	3
408	Taxes other than income taxes	674	142	22	23
409	Income taxes	4,640	4,640	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	(2,111)	(2,111)	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	1	-	-	-
426.5	Other deductions	119	-	-	13
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	2,133	-	-	-
431	Other Interest expense	-	-	-	-

	TOTAL	$58,147	$20,493	$2,132	$7,248

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TREASURER	INTERNAL AUDIT	HUMAN RESOURCES	TRANSMISSION & SUPPLY

920	Salaries and wages	$3,592	$1,362	$1,441	$606
921	Office supplies and expenses	370	184	239	39
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	3,058	1,402	5,074	87
924	Property insurance	-	-	-	-
925	Injuries and damages	2	9	16	17
926	Employee pensions and benefits	356	264	42	(57)
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	-	1	-
930.2	Miscellaneous general expenses	312	2	317	13
931	Rents	1	-	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	5	10	29	22
408	Taxes other than income taxes	21	74	142	108
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	-	-	-	-
426.5	Other deductions	7	(1)	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	2,133	-	-	-
431	Other interest expense	-	-	-	-

	TOTAL	$9,857	$3,306	$7,301	$835

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION (Continued)
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		FINANCE	Public Affairs

920	Salaries and wages	$1,255	$705
921	Office supplies and expenses	1,766	153
922	Administrative expense transferred - credit	-	-
923	Outside services employed	757	639
924	Property insurance	-	-
925	Injuries and damages	10	7
926	Employee pensions and benefits	160	17
928	Regulatory commission expense	-	-
930.1	General advertising expenses	-	-
930.2	Miscellaneous general expenses	496	35
931	Rents	581	115
932	Maintenance of structures and equipment	-	-
403, 404	Depreciation and amortization expense	12	24
408	Taxes other than income taxes	75	67
409	Income taxes	-	-
410	Provision for deferred income taxes	-	-
411	Provision for deferred income taxes - credit	-	-
411.5	Investment tax credit	-	-
426.1	Donations	-	1
426.5	Other deductions	-	100
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	-	-
431	Other interest expense	-	-

	TOTAL	$5,112	$1,863

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE

		INCLUDED IN AMOUNTS BILLED TO			NUMBER OF PERSONNEL

NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	END OF YEAR

Executive	$12,053	$3,178	$8,875	-	6
General Counsel	223	18	205	-	2
Controller	2,821	228	2,593	-	20
Treasurer	3,592	102	3,490	-	14
Internal Audit	1,362	7	1,355	-	14
Human Resources	1,441	121	1,320	-	5
Transmission and Energy Supply	606	28	578	-	2
Finance	1,255	203	1,052	-	4
Government Relations	705	526	179	-	2

TOTAL	$24,058	$4,411	$19,647	-	69

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	AMOUNT
Legal Services
LeBoeuf, Lamb, Greene & MacRae	Legal Services	$1,401
Hinman, Howard & Kattell, LLP	Legal Services	705
Huber Lawrence and Abell	Legal Services	277
Other (5)		20

	Subtotal	$2,403

Auditing, Tax, Consulting
and Accounting Services
PricewaterhouseCoopers, LLP	Auditing, Tax and Other Services	$2,550
Deloitte & Touche	Consulting	2,254

	Subtotal	$4,804

Consulting Services
Towers Perrin	Employee Benefits	$4,250
Research International	Customer Service	275
Park Strategies LLC	Consulting	240
ADP Investor Communication	Investor Services	176
AYCO	Consulting	104
Other (8)	Various	334

	Subtotal	$5,379

Other Outside Services
Mellon Investor Services	Shareholder Services	$668
Quintel - MC, Inc	Information Technology	495
Sandy Alexander	Printing	405
Utility Shared Services	Administrative	261
Innisfree	Shareholder Services	168
New York State Electric & Gas Corporation	Administrative	171
Other (87)	Various	1,670

	Subtotal	$3,838

TOTAL OUTSIDE SERVICES EMPLOYED		$16,424

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Supplemental Executive Retirement Plan	$4,122
Medical/Dental Insurance	729
Pension	609
Other Postretirement Benefits	106
Workers Compensation	87
401(k) Contributions	80
Others	3

TOTAL	$5,736

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Sponsorship Advertising	National Fuel Gas Distribution Corporation	$37

	TOTAL	$37

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Merger Integration	$763
Board of Directors Fees and Expenses	592
Miscellaneous Shareholder/Investor Services	136
Other Miscellaneous Items	368

TOTAL	$1,859

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

RENTS - ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Facilities Rent	$695

TOTAL	$695

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment	$(40)
Property Tax	-

Subtotal	(40)
U.S. Government Taxes:
Social Security Taxes	710
Federal Unemployment	4

Subtotal	714

TOTAL	$674

DONATIONS - ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations", classifying such expense by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Foundation for Public Affairs	Contributions to Support Activities of the Organization	$1

	TOTAL	$1

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Expenditures for Civic, Political and Related Activities	EEI & AGA	$80
Miscellaneous	Others	39

	TOTAL	$119

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     See SCHEDULE XIV - Notes to Financial Statements.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

ORGANIZATION CHART

Service Function
President and Chief Executive Officer	General Management, Strategic Planning and Merger Integration
Executive Vice President and Chief Financial Officer	General Management, Strategic Planning and Regulatory Management
Vice President, Treasurer & Secretary	Treasury, Corporate Finance, Risk Management, Pension Management, Investor Relations, Shareholder Services and Secretary
Vice President - Finance and Chief Integration Officer	Financial Planning, Budget Management and Merger Integration
Vice President and Controller	Accounting, Reporting and Regulatory Management
Vice President - Administrative Services	Human Resources, Supply Chain, Transmission & Supply and Commodity Planning
Vice President - Supply	Transmission and Supply, and Energy Commodity Management
Vice President - Public Affairs	Governmental Affairs and Corporate Communications

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

Allocations related to Distributed Services

The following ratios are used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Number of Employees Ratio - Based on the number of employees benefiting from the performance of a service. This ratio is determined annually based on actual count of applicable employees at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Global Allocator Factor - This formula is determined annually based on the average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. This formula is commonly referred to as the Massachusetts Formula.

Regulated Global Allocator Factor - This formula is derived through utilization of the same data as the global allocator noted above, but it is limited to only the data of the regulated utility affiliates benefiting from the performance of a service.

Commodity - Global Allocator Factor - This formula is used to allocate the cost of commodity planning, procurement, and sale when the service is applicable to or benefits all Client Entities, regardless of whether they are a gas, electric, or combined company. The formula is derived through utilization of the gas and/or electric supply costs of the Client Entities and reflects the proportion of such costs occurring between these entities.

Commodity - Regulated Gas Allocator Factor - This formula is used to allocate costs for gas commodity planning, procurement and sale for regulated gas utility companies. The formula is derived through utilization of the gas supply costs of the regulated gas utility affiliates and reflects the proportion of such costs occurring between these entities.

Electric Transmission Allocator Factor - This formula is used to allocate costs for the coordination and direction of electric transmission issues for the benefit of regulated electric operating companies and departments. The formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of electric operating companies or departments.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:

A.   Amount of interest billed to associate companies is contained on page 13, Analysis of Billing.

B.   Amount of interest EE Management pays Energy East is based on Energy East's weighted average cost of capital. Interest is billed to associate companies utilizing both the global allocation factor and the employee benefit allocation factor for the appropriate dollars.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2004

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the U.S. Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.
May 2, 2005	Energy East Management Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller